UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

American Provenance II, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Wisconsin

    Date of Organization:

    May 22, 2018

Physical Address of Issuer:

2585 State Road 92, Suite 2, Mount Horeb, WI 53572, United States

Website of Issuer:

https://www.americanprovenance.com

Current Number of Employees:

9

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$589,171	$262,995
Cash & Cash Equivalents	$355,363	$4,879
Accounts Receivable	$58,734	$43,941
Short-term Debt	$218,277	$377,957
Long-term Debt	$1,311,591	$885,211
Revenues/Sales	$544,042	$723,356
Cost of Goods Sold	$423,882*	$417,213*
Taxes Paid	$0	$0
Net Income	$(626,098)	$(697,290)

*Cost of Revenues

Table of Contents

April 29, 2022

American Provenance II, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by American Provenance II, Inc., a Wisconsin corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://americanprovenance.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/29/2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Kyle LaFond
_____
(Signature)

Kyle LaFond
_____
(Name)

Director, President, Secretary
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Kyle LaFond
_____
(Signature)

Kyle LaFond
_____
(Name)

Director, President, Secretary
_____
(Title)

April 29, 2022
_____
(Date)

/s/Eric Bilenko
_____
(Signature)

Eric Bilenko
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

/s/Gary Keider
_____
(Signature)

Gary Keider
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)



EXHIBIT A:
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
APRIL 29, 2022

AMERICAN PROVENANCE II, INC.

AMERICAN PROVENANCE®

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

American Provenance II, Inc. is a personal care products business, incorporated in Wisconsin as a corporation on May 22, 2018. At the time of incorporation of the Company, American Provenance, LLC (a Wisconsin limited liability company) contributed all of the Company's then-current assets and liabilities to American Provenance II, Inc. in exchange for common stock of the Company.

The Company is located at 2585 State Road 92, Suite 2, Mount Horeb, WI 53572, United States.

The Company's website is https://www.americanprovenance.com.

The Company conducts business in Wisconsin and sells products through the internet throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

American Provenance makes safe and effective personal care products by hand using all-natural ingredients. Founded by Kyle LaFond, a former middle school science teacher, the company originated from Kyle's concern over the questionable ingredients in the brands used by his students. Frustrated by the chemical clouds of product infiltrating the school hallways, Kyle challenged his students to create their own personal care items without harsh chemicals. After years of experiments and improvements to his own formulas, he launched the business of the Company from an updated machine shed on his fourth-generation family farm. Today, the Company makes almost all its own natural products from its southern Wisconsin facility near the original family farm where it all began.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations. We depend on third party shipping providers to deliver our products to our customers and retailers. The Company may be adversely impacted by such shipping providers' ability to properly and efficiently serve the Company's customers. Further, the Company's profitability may be adversely impacted if fees paid to such shipping providers' increases, including without limitation an increase in shipping costs due to increases in fuel costs and surcharges.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Kyle LaFond, our Founder/President, Eric Bilenko, our Board Member, Gary Keider, our Board Member, Ben Raboine, our Board Member, Jonathan Berman, our Board Member, David Gobeli, our general manager, Greta Geiger, our creative director, and Jessica Spang, our director of sales. The loss of the above individuals or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on all such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased insurance policies with respect to all individuals in the event of their death or disability. Therefore, if certain of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. The Company has purchased key person insurance for Kyle LaFond, but the amount of such insurance policy may not be enough to cover the negative affect on the Company and its operations from the loss of such person. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is technically a subsidiary of American Provenance, LLC a limited liability company wholly owned by the Company's founder Kyle LaFond.

The majority of the Company's stock is held by American Provenance, LLC, an entity wholly owned by Kyle LaFond. American Provenance, LLC may engage in transactions, including reorganizations, mergers, consolidation, sale, or other disposition of all or substantially all of its assets without any input from the Board of Directors of the Company. Such transactions may benefit American Provenance, LLC only, with no upside to investors. However, such transactions have not been contemplated and are not likely to occur.

Prior to its incorporation, the Company conducted its business as American Provenance, LLC. The Company converted from an LLC to a corporation as part of its seed round in May of 2018. At the time of incorporation, American Provenance, LLC contributed all of its then-current assets and liabilities to American Provenance II, Inc. in exchange for common stock of the Company. Such contributions have been attributed to Kyle LaFond as the sole owner of American Provenance, LLC.

Since the Company's conversion, American Provenance, LLC has been merely a placeholder entity and does not conduct any business.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

The Company makes safe and effective personal care products by hand using all-natural ingredients. Founded by Kyle LaFond, a former middle school science teacher, the company originated from Kyle's concern over the questionable ingredients in the brands used by his students. Frustrated by the chemical clouds of product infiltrating the school hallways, Kyle challenged his students to create their own personal care items without harsh chemicals. After years of experiments and improvements to his own formulas, he launched the business of the Company from an updated machine shed on his fourth-generation family farm. Today, the Company makes almost all its own natural products from its southern Wisconsin facility near the original family farm where it all began.

Business Plan

The Company sells its products direct-to-consumer via its online properties. In addition, the Company sells its products to retailers and distributors.

The Company's Products and/or Services

Product / Service	Description	Current Market
Natural Deodorant	The Company's aluminum- free deodorant for men and women is handcrafted in the USA, using American made and grown ingredients when possible. All deodorants are safe and effective and contain no parabens, no sulfates and no preservatives. Free from the unknown "fragrance oils", and using only pure essential oils, this deodorant is perfect for hot summer days and those stressful holidays.	Products sold through wholesale distribution at over 4000 locations nationwide, and direct to consumer through eCom channels.
Men's Grooming Products	Scruff, stubble, mutton chops, goatee, full beard, chin curtain, Van Dyke, neck beard. Whatever your style, shape or length, take care of your beard. You want up-close face time with another human? Keep that beard looking, feeling and smelling great. Gone are the days when leftover bits of lunch and skin flakes are sexy. Keep your face rug hydrated and healthy.	Products sold through wholesale distribution at over 4000 locations nationwide, and direct to consumer through eCom channels.
Skin Care Products	Rejuvenate and protect your skin with a 100% natural botanical skin care routine. There is a lot to love about our botanical mixes. Our natural skin care products are designed for men and women who like their ingredient list simple and non-harmful, and most importantly, effective. Each of our botanicals serves a specific purpose, all in the name of having healthier skin. Check out our face serums, body oils, and natural skin care products for the active and inactive times of day.	Products sold through wholesale distribution at over 4000 locations nationwide, and direct to consumer through eCom channels.

Hand Soap & Sanitizers	Hand Soap for in the bathroom, kitchen or workroom. Hand Sanitizer for on the go in a convenient TSA approved size.	Products sold through wholesale distribution at over 4000 locations nationwide, and direct to consumer through eCom channels.

Competition

Our most significant competitors are Native, Schmidt's, Every Man Jack, and Duke Cannon. Unlike all of these other brands, we actually make almost all of our own products in our own facility with our own people. The quality and consistency of our products speaks volumes, and we don't need to rely on marketing gimmicks or viral videos to sell our goods.

Customer Base

Our core customers are men and women 18-34 years of age.

Supply Chain

The Company's supply chain has faced very little interruption. Most plastics, paper, and ingredients are now sourced in North America through established and reputable vendors. All products and materials used by the Company have alternative providers in the event that the main vendors cannot efficiently and economically deliver products and materials to the Company.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4915118	American Provenance	Word mark	2/23/2015	3/8/2016	USA
5890598	American Provenance	Design	4/16/19	10/22/19	USA

Domain Names

The Company owns the americanprovenance.com, musedeodorant.com, dandydeodorant.com, gentdeodorant.com, bohemiandeodorant.com, and maverickdeodorant.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS[1]

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kyle LaFond	Founder, President, Director, Secretary (05/2015 – present)	Responsible for overall management, operations, and financing.	University of Wisconsin – Madison (Natural Resources, 2000)
Eric Bilenko	Director (02/2022 – present)	Responsible for business strategy, CFO of Tru Beauty & Fragrance 2016 – present	University of Illinois – Champaign-Urbana (Liberal Arts & Science – Actuarial Science & Finance, 1993)
Ben Raboine	Director (11/2021 – present)	Responsible for business strategy, Co-Founder of Custom Offsets 2010 – present	University of Wisconsin – Oshkosh (Computer Science, 2007)
Jonathan Berman	Director (11/2021 – present)	Responsible for business strategy, Founder of 321 Investments 2015 – present	Thunderbird School of Business Management (Business, 1980)
Gary Keider	Director (05/2018-present)	Responsible for business strategy, Advisor F.C. Dadson 2015 – 2021	Northwestern University – Kellogg School of Management (MBA – Marketing, 1987) Northwestern University (B.A. Political Science, 1983)

---

[1] At the time of incorporation of the Company, American Provenance, LLC (a Wisconsin limited liability company) contributed all of the Company's then-current assets and liabilities to American Provenance II, Inc. in exchange for common stock of the Company. Certain individuals served as directors, officers, managers, or key persons of American Provenance, LLC, which was prior to May 2018.

Kyle LaFond

Mr. LaFond is the Founder, President, Secretary, and a member of the Board of Directors of the Company. He is responsible for overall management, operations, and financing of the Company. Mr. LaFond has a degree in Natural Resources from the University of Wisconsin. Prior to the Company, Mr. LaFond was previously employed as a middle school teacher, and the inspiration of the Company stems from Mr. LaFond's classroom experiences with students using products filled with harsh chemicals.

Eric Bilenko

Mr. Bilenko serves on the Board of Directors of the Company. He is responsible for advising the Company on its business strategy. Mr. Bilenko has a degree in actuarial science and finance from University of Illinois – Champaign-Urbana. Prior to the Company, Mr. Bilenko was CFO of Tru Fragrance & Beauty.

Ben Raboine

Mr. Raboine serves on the Board of Directors of the Company. He is responsible for advising the Company on its business strategy. Mr. Raboine has a degree in business from the University of Wisconsin - Oshkosh. Prior to the Company, Mr. Raboine was Co-Founder of Custom Offsets.

Jonathan Berman

Mr. Berman serves on the Board of Directors of the Company. He is responsible for advising the Company on its business strategy. Mr. Berman has a degree in business from the Thunderbird School of Business Management. Prior to the Company, Mr. Berman was Principal at 321 Investments.

Gary Keider

Mr. Keider serves on the Board of Directors of the Company. He is responsible for advising the Company on its business strategy. Mr. Keider has an MBA from Northwestern University – Kellogg School of Management and has a degree in political science from Northwestern University. Prior to the Company, Mr. Keider was a Vice President at Kimberly-Clark.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kyle LaFond	Founder, President, Director, Secretary (05/2015 – present)	Responsible for overall management, operations, and financing, Natural Resources	University of Wisconsin – Madison (Natural Resources, 2000)

Key Personnel

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Greta Geiger	Creative Director (05/2015 – present)	Responsible for creative content and branding	Madison College (Applied Arts in Graphic Design & Illustration, 2009)
Jessica Sprang	Director of Sales (05/2016 – present)	Responsible for key account management	University of Wisconsin – Madison (B.A. Mathematics, 2000)
David Gobeli	General Manager (05/2015 – present)	Responsible for day to day on-site management	Columbus State

			Community College (Associate of Arts, 2011)

Greta Geiger

Ms. Geiger is the Creative Director for the Company. She is responsible for the Company's creative content and branding. Ms. Geiger has a degree in graphic design from Madison College. Prior to the Company, Ms. Geiger was an in-house graphic artist for a concept designer, and she has also created spaces, fixtures, and promotional materials for various-sized companies.

Jessica Sprang

Ms. Sprang is the Director of Sales for the Company. She is responsible for the management of the Company's key accounts. Ms. Sprang has a degree in math from the University of Wisconsin. Prior to the Company, Ms. Sprang was a buyer at Target, was a cosmetics buyer at Walgreens, and worked for Cody cosmetics.

David Gobeli

Mr. Gobeli is the General Manager of the Company. He is responsible for the day-to-day management of on-site operations. Mr. Gobeli has a degree in arts from Columbus State University. Prior to the Company, Mr. Gobeli worked in a number of culinary jobs and managed large kitchen teams.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Wisconsin law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of (i) 2,600,000 shares of common stock, no par value per share (the "**Common Stock**"), and (ii) 200,000 shares of preferred stock, no par value per share (the "**Preferred Stock**"), and all shares of the Preferred Stock have been designated as "**Series Seed Convertible Preferred Stock**". At the filing of this Form C-AR, 1,421,420 shares of Common Stock are issued and outstanding and 107,505 shares of Series Seed Convertible Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Series Seed Convertible Preferred Stock
Amount Outstanding	107,505
Par Value Per Share	N/A
Voting Rights	1 vote per share
Anti-Dilution Rights	Certain holders of Series Seed Convertible Preferred Stock will have the right to participate pro-rata in any sale approved by the board.
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company may issue additional Series Seed Convertible Preferred Stock which may dilute the security.
Percentage ownership of the Company by the holders of such security.	7.03%

Type	Common Stock
Amount Outstanding	1,361,420
Par Value Per Share	N/A
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company may issue additional Common Stock which may dilute the security.
Percentage ownership of the Company by the holders of such security.	89.04%

Type	Restricted Shares of Common Stock
Amount Outstanding	36,000 36,000 of the 36,000 have vested
Voting Rights	1 vote per share once vested
Anti-Dilution Rights	None
Material Terms	24,000 Restricted Shares of Common Stock were granted on 1/1/19 and vested 33.33% on each of 8/30/19, 8/30/20, and 8/30/21. 12,000 Restricted Shares of Common Stock were granted on 5/1/19 and vested 12.5% quarterly.
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company may issue additional Common Stock which may dilute the security.
Percentage ownership of the Company by the holders of such security.	2.35%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$112,401
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	Upon conversion, certain holders of Crowd SAFEs may have the right to participate pro-rata in any sale approved by the board.
Material Terms	Valuation cap of $4,800,000 and no discount rate
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the security.
Percentage ownership of the Company by the holders of such security.	Cannot be determined at this time.

Type	Stock Options
Amount Authorized / Outstanding	24,000 / 0
Voting Rights	1 vote per share once vested and exercised
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company may issue additional Common Stock which may dilute the security.
Percentage ownership of the Company by the holders of such security.	1.57%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Line of Credit
Name of Lender	Bank of Prairie du Sac
Amount Outstanding	$199,964
Interest Rate and Amortization Schedule	Variable interest rate based on the Wall Street Journal U.S. Prime Rate. As of December 31, 2020, the rate was 4.25%.
Description of Collateral	The line is collateralized by all Inventory and equipment of the company.
Other Material Terms	Monthly payments of interest
Maturity Date	Revolving

Type	Term Loan
Name of Lender	Bank of Prairie du Sac
Amount Outstanding	$197,628
Interest Rate and Amortization Schedule	5.97%
Description of Collateral	The note is secured by assets of Kyle LaFond
Other Material Terms	Monthly payments under the note are $2,783 with a balloon payment of $155,531
Maturity Date	March 2024.

Type	Founder's Note
Name of Lender	Kyle LaFond
Amount Outstanding	$209,475
Interest Rate and Amortization Schedule	5%
Description of Collateral	N/A
Other Material Terms	The note contains a renewal option whereby the note may be renewed by the Company's Board of Directors, in its discretion, for additional one year terms, indefinitely
Maturity Date	December 2023

Type	Promissory Note
Name of Lender	Wisconsin Economic Development Corporation
Amount Outstanding	$65,407
Interest Rate and Amortization Schedule	6%
Description of Collateral	The note is collateralized by the Company's assets and an unlimited guarantee agreement with the Company's founder.
Other Material Terms	Principal and interest payments were deferred through January 31, 2020. From February 1, 2020 to July 1, 2020 six monthly installments of $500 interest only payments were due. Commencing on August 1, 2020, monthly installments in the amount $2,408 are due through the end of the term.
Maturity Date	June 2024

Type	Economic Injury Disaster Loan
Name of Lender	Small Business Administration
Amount Outstanding	$740,000
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	The note is collateralized by all the assets of the Company and guaranteed by the Company's founder.
Other Material Terms	Monthly payments of $3,711.00 begin in November of 2023.
Maturity Date	November 2053

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Restricted Common Stock	Services to the Company	12,000	Equipment, Inventory, Working Capital	5/1/2019	Rule 701
Common Stock	$74,998	22,521	Equipment, Inventory, Working Capital	12/17/2019	Rule 506(c)
Common Stock	$24,998	7,507	Equipment, Inventory, Working Capital	12/30/2019	Rule 506(c)
Common Stock	$15,001	4,505	Equipment, Inventory, Working Capital	2/10/2020	Rule 506(c)
Common Stock	$24,998	7,507	Equipment, Inventory, Working Capital	2/14/2020	Rule 506(c)
Common Stock	$74,998	22,522	Equipment, Inventory, Working Capital	4/3/2020	Rule 506(c)
Common Stock	$8,002	2,403	Equipment, Inventory, Working Capital	4/17/2020	Rule 506(c)
Common Stock	$24,998	7,507	Equipment, Inventory, Working Capital	6/29/2020	Rule 506(c)
Common Stock	$167,000	50,150	Equipment, Inventory, Working Capital	12/16/2020	Section 4(a)(2)
Common Stock	$25,000	7,508	Equipment, Inventory, Working Capital	2/1/2021	Section 4(a)(2)
Common Stock	$60,000	18,018	Equipment, Inventory, Working Capital	2/24/2021	Section 4(a)(2)
Common Stock	$51,000	15,315	Equipment, Inventory, Working Capital	4/1/2021	Rule 506(c)
Common Stock	Participation in Accelerator Program	56,256	n/a	3/23/2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$112,401	112,401	Equipment, Inventory, Working Capital	6/9/2021	Reg. CF
Series Seed Convertible Preferred Stock	$357,991.65	107,505	Equipment, Inventory, Working Capital	12/7/2021	Rule 506(b)

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Kyle LaFond (through ownership of American Provenance, LLC or individually)	950,150 shares of Common Stock	60.72%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

American Provenance II, Inc. is a personal care products business, incorporated in Wisconsin as a corporation on May 22, 2018. At the time of incorporation of the Company, American Provenance, LLC (a Wisconsin limited liability company) contributed all of the Company's then-current assets and liabilities to American Provenance II, Inc. in exchange for common stock of the Company.

Cash and Cash Equivalents

The Company considers all highly liquid, short-term investments with original maturities of three months or less to be cash and cash equivalents.

As of March 31, 2022 the Company had an aggregate of approximately $350,000 in cash and cash equivalents, and approximately $50,000 in short-term receivables, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

In October 2021, the Company completed an offering pursuant to Regulation CF and raised $112,401.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u> for subsequent events and applicable disclosures.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended; (3) part of an offering registered with the Commission; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each investor should be aware that although the securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any capital stock into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an initial public offering, the capital stock into which the securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such initial public offering.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
In May 2018, the Company issued founder, Kyle LaFond, through his wholly owned limited liability company, American Provenance, LLC, 900,000 shares equal to $1,872,000 in exchange for a non-cash contribution.[2]
In December 2018, the Company borrowed $190,000 under a promissory note with its founder, Kyle LaFond. The term of the note was one year and the annual interest rate was 5%.
In January 2019, the Company borrowed $25,000 under a promissory note with its founder, Kyle LaFond. The note had an initial one year term and an interest rate of 8.5% per year.
In January 2019, the Company borrowed $25,000 under a promissory note with Fuller Road Investments, LLC, an entity owned by one of the prior members of the Company's Board (Monte Henige). The note had an initial one year term and an interest rate of 8.5% per year.

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[2] Prior to its incorporation, the Company conducted its business as American Provenance, LLC. As part of our seed round in May of 2018, we converted from an LLC to a corporation. At the time of incorporation, American Provenance, LLC contributed all of its then-current assets and liabilities to American Provenance II, Inc. in exchange for common stock of the Company. Such contributions have been attributed to Kyle LaFond as the sole owner of American Provenance, LLC. Since the Company's conversion, American Provenance, LLC has been merely a placeholder entity and does not conduct any business.



EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 29, 2022

American Provenance II, Inc.

AMERICAN
PROVENANCE®

American Provenance II, Inc.

Financial Statements

For the Period Ended December 31, 2021 and 2020



Thousand CPA LLC
Certified Public Accountant

Independent Accountant's Compilation Report

To Management:

Kyle LaFond

American Provenance LLC

Mount Horeb, WI 53572

Management is responsible for the accompanying financial statements of American Provenance LLC, which comprise the balance sheet as of December 31, 2021 and 2020 and the related statements of income for the years then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by accounting principles generally accepted in the United States of America. If the omitted disclosures and statement of cash flows were included in the financial statements, they might influence the user's conclusions about the organization's financial position, results of operations, and cash flows. Accordingly, the financial statements are not designed for those who are not informed about such matters.

Thousand CPA, LLC

Mount Horeb, WI

April 28, 2022

P.O. Box 64, 1809 Springdale St , Suite 203 Mount Horeb, WI 53572

Phone (608) 437-7730 Email: info@thousandcpa.com
www.thousandcpa.com Fax (608) 437-7735

American Provenance II, Inc.
Comparative Balance Sheet
As of December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
Assets		
Cash	$ 355,363	$ 4,879
Accounts Receivable	50,154	43,941
Inventory	125,450	134,740
Prepaids and Other	14,999	22,151
Current Assets	545,966	205,711
Fixed Assets, net	37,568	51,648
Other Assets	5,636	5,636
Total Assets	589,171	$ 262,995
Liabilities & Shareholders' Equity		
Current Liabilities:		
Accounts Payable	9,400	$ 34,614
Accrued Liabilities	4,538	18,768
Line of Credit	204,340	250,882
Accrued Interest	38,542	17,425
Total Current Liabilities	256,819	321,689
Long-Term Debt	533,149	577,006
PPP Debt	-	9,470
EIDL Debt	739,900	355,000
Shareholders' Equity:		
Common Stock	276,504	276,504
2020 Equity Raise	982,444	293,493
Crowdfunding	(26,259)	-
Common Stock - Vested Stock Comp	74,880	52,000
Accumulated Deficit	(1,622,169)	(924,879)
Current Year Income (Loss)	(626,098)	(697,288)
Total Shareholders Equity	(940,698)	(1,000,170)
Total Liabilities and Shareholders' Equity	$ 589,171	$ 262,995

American Provenance II, Inc.
Comparative Income Statement
As of December 31, 2021 and 2020

	Jan-Dec 2021	Jan-Dec 2020
Revenue	$ 544,042	$ 723,356
Cost of Revenue	423,882	417,213
Gross Profit	120,160	306,143
Operating Expenses:		
Sales and Marketing	307,835	489,145
General and Administrative	496,853	549,711
Total Operating Expenses	804,688	1,038,856
Operating Loss	(684,528)	(732,713)
Other Income (Loss)		
Gain on Loan Forgiveness	10,075	56,700
Grants and Other Income	114,264	32,000
Interest Expense	(65,919)	(53,278)
Other	10	-
	58,430	35,422
Net Loss before Income Taxes	(626,098)	(697,290)
Income Taxes	-	-
Net Loss	$ (626,098)	$ (697,290)